November 10, 2020

Ms. Mindy Rotter

Ms. Allison White

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: World Funds Trust (the “Trust”)

File No.: 333-249379

Dear Ms. Rotter and Ms. White:

On October 8, 2020, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) related to the proposed reorganization (the “Reorganization”) of the Mission-Auour Risk-Managed Global Equity Fund (the “Target Fund”) into the Union Street Partners Value Fund (the “Survivor Fund” and, collectively with the Target Fund, the “Funds”), each a series of the Trust. Ms. Rotter provided oral accounting comments related to the filing on behalf of the staff of the Commission (the “Staff”) on October 28, 2020 and Ms. White provided oral legal comments related to the filing on behalf of the Staff on November 3, 2020. This letter responds to those comments and is being submitted to you in a correspondence filing (the “Correspondence Filing”). The Trust will file definitive versions of the Proxy Statement/Prospectus and the Statement of Additional Information (“SAI”) included in the Registration Statement pursuant to Rule 497(c) under the 1933 Act that will incorporate the responses to the Staff’s comments noted below (the “497 Filing”). For your convenience and reference, I have included the comments in this letter and provided the Trust’s response below each such comment.

Accounting Comments

1.	The Target Fund has an Investor Class of shares that is not accounted for in the filing of the Registration Statement. Please explain in the Correspondence Filing why this share class was not accounted for.

Response: The Investor Class of the Target Fund was not accounted for in the filing of the Registration Statement because it has no assets or shareholders to reorganize into the Survivor Fund. It has been designated as inactive on the EDGAR system.

2.	Please confirm that the fees presented in the fee table in the Registration Statement represent current fees.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Mindy Rotter
Ms. Allison White
U.S. Securities and Exchange Commission
November 10, 2020

Response: The Trust confirms that the fees presented in the fee table in the Registration Statement represent “current fees” as the Staff has conveyed the meaning of that term in the review process.

3.	In the “Comparison of the Funds’ Fees and Expenses” section of the Registration Statement, the Target Fund Class A shares column in the fee table does not foot. Please provide the correct fee table amounts in the Correspondence Filing and confirm in the Correspondence Filing that the corrected fee table will be addressed in the 497 Filing.

Response: The corrected fee amounts are as follows and the Trust confirms these amounts will be corrected in the 497 Filing.

Target Fund Class A Shares

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.60%
Distribution (12b-1) and/or Service Fees	0.25%
Other Expenses
Shareholder Services Plan	0.15%
Other Expenses	1.59%
Total Other Expenses	1.74%
Acquired Fund Fees and Expenses	0.09%
Total Annual Fund Operating Expenses	2.68%
Less Fee Waivers and/or Expense Reimbursements	(1.14	%)(4)
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.54	%(4)

4.	Please explain in the Correspondence Filing where footnote 4 to the fee table in the “Comparison of the Funds’ Fees and Expenses” section of the Registration Statement is defined, provide any changes that might be applicable to the fee table, and confirm in the Correspondence Filing that any necessary corrections will be addressed in the 497 Filing.

Response: The references in the fee table to footnote 4 should be to footnote 1. There is no footnote 4. The Trust confirms that the necessary corrections will be addressed in the 497 Filing.

2

Ms. Mindy Rotter
Ms. Allison White
U.S. Securities and Exchange Commission
November 10, 2020

5.	In the Capitalization Table, the staff calculation for the net assets footed for the Survivor Fund Advisor Shares is $32,269,267. The table shows $32,268,907. Please check the footing and explain in the Correspondence Filing why there is a footing difference and confirm that any changes will be updated in the 497 Filing if necessary.

Response: The footing difference in the Capitalization Table as of August 31, 2020 included in the Registration Statement was due to rounding. The Capitalization Table has been re-done as of March 31, 2020 to align with the Pro Forma Financial Statements which were revised in accordance with Regulation S-X Section 11-02(c)(1) and are included in the Correspondence Filing as Exhibit A to this response letter. The revised Capitalization Table as of March 31, 2020 will be included in the 497 Filing.

6.	The Registrant incorporated the semi-annual report for both the Target and Survivor Funds into the Proxy Statement/Prospectus but did not list, or provide links to, such reports as being incorporated by reference into the SAI. Please explain in the Correspondence Filing why the semi-annual report for both the Target and Survivor Funds is not listed in the items incorporated by reference into the SAI and confirm that such links will be provided and addressed in the 497 Filing.

Response: The semi-annual report for both the Target and Survivor Funds was inadvertently omitted from the list of items incorporated by reference into the SAI. The Trust has revised the SAI to list, and include a link to, the semi-annual report for both the Target and Survivor Funds. The Trust confirms that the above disclosures and links will be provided and addressed in the 497 Filing.

7.	The date of the Pro Forma Financial Statements included in the SAI is disclosed in the opening paragraph as June 30, 2020. Please confirm in the Correspondence Filing that the correct date will be addressed in the 497 Filing to reflect the date of the Pro Forma Financial Statements.

Response: The Trust confirms that the disclosure will be revised to reflect the correct date in the opening paragraph of the Pro Forma Financial Statements in the 497 Filing.

8.	Please explain in the Correspondence Filing why the Pro Forma Financial Statements were not provided in accordance with Regulation S-X Section 11-02(c)(1). Pro forma narratives should be provided for the most recent reporting period of the acquiring fund, which is March 31, 2020 for the Survivor Fund. If the Pro Forma Financial Statements are re-done as of March 31, 2020, include them in the Correspondence Filing and in the 497 Filing.

Response: The Pro Forma Financial Statements have been re-done as of March 31, 2020 in accordance with Regulation S-X Section 11-02(c)(1) and are included in the Correspondence Filing as Exhibit A to this response letter. The Trust confirms that the Pro Forma Financial Statements of March 31, 2020 will be included in the 497 Filing.

3

Ms. Mindy Rotter
Ms. Allison White
U.S. Securities and Exchange Commission
November 10, 2020

9.	In the Statement of Operations included in the Pro Forma Financial Statements, the number cited with footnote 3 is $53,500 which does not equal $60,000 - the amount disclosed in the Notes to the Pro Forma Financial Statements as the estimated cost of the Reorganization. Please explain in the Correspondence Filing where the remaining estimated Reorganization costs are accounted for in the Pro Forma Statement of Operations.

Response: In the Statement of Operations included in the Pro Forma Financial Statements, the number cited with footnote 3 has been revised to $60,000 to account for the full estimated cost of the Reorganization.

10.	Please disclose the estimated costs of the Reorganization in the “Expenses of the Reorganization” section of the Registration Statement. Please confirm that this will be addressed in the 497 Filing and provide the revised disclosure as part of the Correspondence Filing.

Response: The disclosure has been revised to include the estimated costs of the Reorganization in the “Expenses of the Reorganization” section of the Registration Statement and will be included in the 497 Filing as follows:

“The costs of the Reorganization are expected to be approximately $60,000.”

Legal Comments

1.	In the event changes are made to the logistics of holding the Special Meeting of Shareholders, please confirm the Trust will consider Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns.

Response: The Trust confirms that, in the event that changes are made to the logistics of holding the Special Meeting of Shareholders, it will consider Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns.

2.	Please confirm in the Correspondence Filing that holding the Special Meeting of Shareholders by remote means is consistent with applicable state law and the Funds' governing documents and include citations to the specific language in such documents.

Response: The Trust has determined that the Special Meeting of Shareholders will not be held by remote means. The Special Meeting will be held in person in accordance with applicable state law and the Funds’ governing documents. References to holding the Meeting by remote means have been removed from the Registration Statement.

3.	In the “Questions and Answers” section of the Registration Statement, please add a Question and Answer addressing material differences in investment strategies, asset class, industry and geographic exposures and risks that Target Fund shareholders will have assuming the Reorganization is approved. The Question and Answer should focus on providing investors with an understanding of how their investment will change if the Reorganization is approved so that they can make an informed voting decision.

4

Ms. Mindy Rotter
Ms. Allison White
U.S. Securities and Exchange Commission
November 10, 2020

Response: The following disclosure has been included in the Questions and Answers section of the Registration Statement:

“Q. What are the material differences between the Funds?

A. A primary difference between the Funds is that the Target Fund seeks to achieve its investment objective by investing primarily in exchange-traded funds (“ETFs”) and the Survivor Fund seeks to achieve its investment objective by investing primarily in the equity securities of large capitalization companies. While the Survivor Fund reserves the right to invest in ETFs, it does not commit to a certain level of exposure to such securities. In addition, the Target Fund seeks to achieve its investment objective by investing in domestic and foreign securities, while the Survivor Fund invests primarily in U.S. companies. Another significant difference is that the Target Fund is a diversified fund while the Survivor Fund is non-diversified and therefore may invest in a smaller number of securities than the Target Fund. Also, the Target Fund has the ability to invest in fixed-income securities. The Target Fund also has the ability to utilize options on equity securities and levered and inverse ETFs for the purpose of managing risk associated with the Fund’s portfolio though it has never done so.”

4.	In the “Questions and Answers” section of the Registration Statement, in response to the question “Can I redeem my shares of the Target Fund before the Reorganization takes place?”, the statement is made that “Shares that are held as of December 18, 2020 will be exchanged for shares of the Survivor Fund.” Will redeeming shareholders pay a redemption fee or will it be waived if the shareholder is redeeming due to Reorganization?

Response: Redeeming shareholders will not pay a redemption fee if the shareholder is redeeming due to the Reorganization. The disclosure has been modified as follows:

“You may redeem your shares at any time before the Reorganization takes place as set forth in the Target Fund’s prospectus. If you choose to do so, your request will be treated as a normal exchange or redemption of shares; however, redemption fees will not be assessed on redemptions prior to or in connection with the Reorganization. Shares that are held as of December 18, 2020 will be exchanged for shares of the Survivor Fund.”

5.	In the “Proposal – Approval of the Reorganization” section of the Registration Statement, in the bullet points the Staff notes the statement that the Board considered the representation of Union Street Partners, LLC (the “Adviser”), the adviser to the Survivor Fund, that the exposure of the Survivor Fund’s portfolio to international investments is similar to that of the Target Fund. With respect to this statement, did the Adviser inform the Board of the specific percentages of investments and did the Board look at each Fund's most recent schedule of investments? Please disclose more about this aspect of the Board's consideration.

Response: The Adviser informed the Board of the specific percentages of the exposure of each Fund’s portfolio to international investments at the September 22, 2020 meeting of the Board. In addition, the Trust notes that the bullet point referenced states that “the Board reviewed the holdings of each Fund.” The disclosure in the bullet point has been modified as follows (new text is underlined):

5

Ms. Mindy Rotter
Ms. Allison White
U.S. Securities and Exchange Commission
November 10, 2020

“the Board…considered the representation of the Adviser at the September 22, 2020 Board Meeting that, when looking through to the holdings of the ETFs in the Target Fund’s portfolio and considering the level of investments by the Survivor Fund in companies headquartered outside the U.S., the exposure characteristics of the Survivor Fund’s portfolio to international investments is similar to the international exposure characteristics of the Target Fund.”

6.	In the “Proposal – Approval of the Reorganization” section of the Registration Statement, one of the bullet points is repeated. Please delete one.

Response: The repeated bullet point has been deleted.

7.	Given that repositioning costs will be borne by the Survivor Fund after the Reorganization, as disclosed in the bullet points in the “Proposal – Approval of the Reorganization” section of the Registration Statement, it is unclear why the disclosure in the “Questions and Answers” section of the Registration Statement states in response to the question “Will shareholders have to pay any sales load, commission or other similar fee in connection with the Reorganization?” that shareholders “will not pay any sales load, commission or other similar fee in connection with the Reorganization directly or indirectly.” Please advise or revise.

Response: The disclosure was intended to convey that shareholders will not pay sales related fees directly or indirectly in connection with the Reorganization. The Trust does not characterize repositioning costs as a “sales” related fee. In order to clarify this point, the Answer in the Questions and Answers section has been revised as follows (new language is underlined):

A.	“Shareholders will not pay any sales load, sales commission or other similar sales fee in connection with the Reorganization directly or indirectly. The cost of any repositioning of Fund assets after the Reorganization would be borne by the shareholders of the Combined Fund, but such costs are not expected to be material.”

8.	Given that the Target Fund invests in ETFs of global issuers and the Survivor Fund invests in common stocks of primarily U.S. issuers, please advise supplementally why repositioning costs will not be material.

Response: Repositioning trades will be executed through a broker that charges the Fund a $25 commission per trade regardless of trade size. Based on the volume of the anticipated repositioning trades and associated low cost commissions, repositioning costs are not expected to be material to the Fund.

6

Ms. Mindy Rotter
Ms. Allison White
U.S. Securities and Exchange Commission
November 10, 2020

9.	Please confirm in the Correspondence Filing that the Adviser is not recouping any of the fees it has waived and expenses it has reimbursed with respect to the Target Fund in connection with or as a result of the Reorganization.

Response: The Trust confirms that the Adviser is not recouping any of the fees it has waived or expenses it has reimbursed with respect to the Target Fund in connection with or as a result of the Reorganization.

10.	In the “Comparison of the Funds’ Fees and Expenses” section of the Registration Statement, the introductory paragraph to the fee table states that the table includes pro forma fees and expenses for the Survivor Fund for its fiscal year ended September 30, 2020 assuming that the Reorganization occurs on October 1, 2020. Should the pro forma fees and expenses assume the Reorganization occurs on a date prior to September 30, 2020, the end of the Survivor Fund’s fiscal year?

Response: After careful review, the Trust has determined that no revisions are necessary to the date cited in the disclosure.

11.	Please include data supporting the statement under “Similarities” in the “Comparison of the Target Fund and Survivor Fund” section of the Registration Statement that both Funds have similar exposures to international investments.

Response: The Trust has revised the disclosure under “Similarities” in the “Comparison of the Target Fund and Survivor Fund” section of the Registration Statement to include the following:

“The Board considered data about the Funds’ international exposures over different periods of time and concluded that the strategies, as implemented, were similar in terms of how they have provided international exposure.”

12.	In the “Comparison of the Target Fund and Survivor Fund” section of the Registration Statement, the side-by-side comparison table notes that the Target Fund is diversified and that the Survivor Fund is the “same.” However, the preceding paragraph titled “Differences” states that a difference between the Funds is that the Survivor Fund is non-diversified. Please clarify.

Response: The Trust confirms that the Survivor Fund is non-diversified and has revised the disclosure in the comparison table to reflect that status.

13.	The Staff notes that the Funds have different investment advisers, sub-advisers and portfolio managers. Does the Survivor Fund adviser use different strategies or have different capabilities relative to the Target Fund? If so, revise the Registration Statement to highlight and address. In addition, to the extent that the new board considered the new adviser and its capabilities in connection with its review, please highlight what it considered, how it considered it, and what it concluded.

7

Ms. Mindy Rotter
Ms. Allison White
U.S. Securities and Exchange Commission
November 10, 2020

Response: The Trust has revised the disclosure in the “Comparison of the Target Fund and Survivor Fund - Differences” section of the Registration Statement as follows (new language is underlined):

“Differences. One of the main differences between the Funds is that the Target Fund seeks to achieve its investment objective by investing primarily in exchange-traded funds (“ETFs”) and the Survivor Fund seeks to achieve its investment objective by investing primarily in the equity securities of large capitalization companies. While the Survivor Fund reserves the right to invest in securities of other investment companies, including ETFs, it does not commit to a certain level of exposure to such securities. In addition, the Target Fund seeks to achieve its investment objective by investing in domestic and foreign securities, while the Survivor Fund invests primarily in U.S. companies. Another difference in the Funds is that the Target Fund is a diversified fund while the Survivor Fund is non-diversified and therefore may invest in a smaller number of securities than the Target Fund. Also, the Target Fund has the ability to invest in fixed-income securities. The Target Fund also has the ability to utilize options on equity securities and leveraged and inverse ETFs for the purpose of managing risk associated with the Fund’s portfolio though it has never done so.”

With regards to the second portion of the comment, the Trust notes that there is no “new” board involved in the Reorganization. The Target Fund and the Survivor Fund are both series of the Trust and have been since their inception. As such, the Adviser and the Sub-Adviser are not “new” advisers to the Trust and, in approving the Reorganization, the Board considered the information is has continually received over time with respect to the Adviser and the Sub-Adviser, particularly in connection with the Board’s initial and annual approval of the Trust’s investment advisory agreement with the Adviser and the Adviser’s sub-advisory agreement with the Sub-Adviser since the Survivor Fund’s inception in 2010.

14.	In the Comparison of the Target Fund and Survivor Fund section of the Registration Statement, instead of presenting information side by side and forcing investors to discern material differences, please revise to highlight material differences between the Funds for investors so that they may understand how their investment will change if the Reorganization is approved.

Response: Trust has reviewed the disclosures in the Registration Statement, particularly the “Similarities” and “Differences” paragraphs, and believes these paragraphs, in addition to the side by side comparison, sufficiently highlight the material differences between the Funds for investors so that they may understand how their investment will change if the Reorganization is approved.

15.	With respect to the use of the term 'global' in the Target Fund's name, how does the Fund comply with the requirement of Rule 35d-1 under the 1940 Act? In this regard, please note that the revisions made in response to the Staff’s 2017 comments did not satisfactorily address our concern, and that if the Reorganization were not to go through, the Staff requests that the Target Fund’s prospectus be revised to comply with Rule 35d-1.

Response: The Trust will address this comment if the Reorganization does not go through.

8

Ms. Mindy Rotter
Ms. Allison White
U.S. Securities and Exchange Commission
November 10, 2020

16.	The change in diversification status between the Target Fund and the Survivor Fund should be highlighted up front, as it changes risks.

Response: Please see the response to Comment #4. The Trust has added a question and answer to the Question and Answers section of the Registration Statement, “What are the material differences between the Funds?”, the response to which highlights this risk.

17.	It is unclear why Health Crisis Risk is not applicable to the Survivor Fund. Please advise or revise the disclosure accordingly.

Response: The disclosure has been revised to include Health Crisis Risk as a primary investment risk to the Survivor Fund.

18.	Given that the Target Fund's portfolio turnover rate for the most recent fiscal year was 26.35%, it is unclear why Portfolio Turnover Risk is a principal risk for the Target Fund. Please advise or revise.

Response: The disclosure has been revised to remove Portfolio Turnover Risk as a primary investment risk to the Target Fund.

19.	Given the earlier statement in the Registration Statement that the international exposure of the Funds is similar, should Foreign Securities Risk be a principal risk for the Survivor Fund? Please advise or revise.

Response: Given the extent of the international exposure of the Survivor Fund’s portfolio and that a principal investment strategy of the Survivor Fund is to invest primarily in the equity securities of large capitalization U.S. companies, the Trust has determined that Foreign Securities Risk is not a primary investment risk to the Survivor Fund.

20.	Is the Target Fund adviser recouping any waived fees or expense reimbursements in connection with the Reorganization? If so, please advise and disclose in an appropriate location.

Response: The Target Fund adviser is not recouping any of the fees it has waived or expenses it has reimbursed with respect to the Target Fund in connection with or as a result of the Reorganization.

21.	Please state the number of votes to which each share of the Target Fund is entitled, including whether fractional shares are entitled to fractional votes, in accordance with Item 6(a) of Schedule 14A of Regulation 14A under the Securities Exchange Act of 1934 (the “1934 Act”) per Item 7 of the Form N-14 Instructions.

9

Ms. Mindy Rotter
Ms. Allison White
U.S. Securities and Exchange Commission
November 10, 2020

Response: The disclosure in the section “General Information About the Proxy Statement/Prospectus - Quorum And Required Vote” has been revised to include the statement “Shareholders of each class of the Target Fund are entitled to cast one vote for each share owned on the record date, and a proportionate fractional vote for each fractional share entitled to vote on the record date.” In addition, the disclosure in the section “General Information About the Proxy Statement/Prospectus – Outstanding Shares” has been revised to include the number of shares outstanding for each class of shares of the Target Fund in accordance with Item 6(a) of Schedule 14A of Regulation 14A under the 1934 Act.

22.	Given that the Adviser Class shares of the Survivor Fund are the only ones being offered to Target Fund shareholders, it is unclear why the disclosure states that "[t]he Fund offers investors three different classes of shares through this prospectus." Please advise or revise.

Response: The disclosure has been revised to remove the references to share classes other than the Adviser Class shares.

*          *          *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

10

Ms. Mindy Rotter
Ms. Allison White
U.S. Securities and Exchange Commission
November 10, 2020

Exhibit A

Pro Forma Financial Statements as of March 31, 2020

In connection with a proposed transaction whereby all of the assets and liabilities of Target Fund will be transferred to Survivor Fund, in exchange for shares of Survivor Fund, shown below are financial statements for each Fund and Pro Forma Financial Statements for the combined Fund, assuming the Reorganization is consummated, as of March 31, 2020. The first table presents Schedules of Investments for each Fund and estimated pro forma figures for the combined Fund. The second table presents Statements of Assets and Liabilities for each Fund and estimated pro forma figures for the combined Fund. The third table presents Statements of Operations for each Fund and estimated pro forma figures for the combined Fund. The tables are followed by the Notes to the Pro Forma Financial Statements.

11

Ms. Mindy Rotter
Ms. Allison White
U.S. Securities and Exchange Commission
November 10, 2020

PRO FORMA UNION STREET PARTNERS VALUE FUND COMBINED

SCHEDULE OF INVESTMENTS

March 31, 2020

(undaudited)

	Union Street Partners		Mission-Auour Risk Managed Global		Union Street Partners
	Value Fund		Equity Fund		Value Fund
					PRO-FORMA COMBINED
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
COMMON STOCKS

Banks
Bank of America Corp.	52,350	$ 1,111,390			52,350	$ 1,111,390
Burke & Herbert Bank & Trust Co.	52	100,828			52	100,828
Deutsche Bank AG	52,000	333,840			52,000	333,840
The Goldman Sachs Group, Inc.	3,115	481,548			3,115	481,548
JPMorgan Chase & Co.	25,000	2,250,750			25,000	2,250,750
Wells Fargo & Co.	22,200	637,140			22,200	637,140
		4,915,496		-		4,915,496
Beverages
Diageo PLC ADR (Sponsored)	5,150	654,668			5,150	654,668
Computers
Apple Inc.	10,500	2,670,045			10,500	2,670,045
Intel Corp.	24,300	1,315,116			24,300	1,315,116
Microsoft Corp.	19,620	3,094,270			19,620	3,094,270
		7,079,431		-		7,079,431
Diversified Manufacturing
General Electric Co.	100,420	797,335			100,420	797,335
Industrial
The Boeing Co.	7,150	1,066,351			7,150	1,066,351
Insurance
Markel Corp.*	900	835,101			900	835,101
Medical
Bausch Health Cos. Inc.*	48,000	744,000			48,000	744,000
Bayer AG ADR (Sponsored)	36,000	520,920			36,000	520,920
CVS Health Corp.	22,000	1,305,260			22,000	1,305,260
Johnson & Johnson	6,100	799,893			6,100	799,893
Merck & Co., Inc.	13,000	1,000,220			13,000	1,000,220
		4,370,293		-		4,370,293
Oil
Chevron Corp.	7,400	536,204			7,400	536,204
Exxon Mobil Corp.	11,550	438,553			11,550	438,553
Schlumberger Ltd.	20,740	279,783			20,740	279,783
		1,254,540		-		1,254,540
Retail
Dollar Tree, Inc.*	7,000	514,290			7,000	514,290
J.C. Penney Co., Inc.*	415,000	149,400			415,000	149,400
Target Corp.	11,600	1,078,452			11,600	1,078,452
		1,742,142		-		1,742,142

TOTAL COMMON STOCKS		22,715,357		-		22,715,357

12

Ms. Mindy Rotter
Ms. Allison White
U.S. Securities and Exchange Commission
November 10, 2020

PRO FORMA UNION STREET PARTNERS VALUE FUND COMBINED

SCHEDULE OF INVESTMENTS

March 31, 2020

(undaudited)

			Mission-Auour Risk
	Union Street Partners		Managed Global		Union Street Partners
	Value Fund		Equity Fund		Value Fund
					PRO-FORMA COMBINED
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
PREFERRED STOCKS

Convertible
Chesapeake Energy Corp., Preferred, 4.500%, Perpetual	5,000	22,251			5,000	22,251

Government
Fannie Mae, Series L, 5.125% Perpetual*	5,000	48,650			5,000	48,650
Fannie Mae, Series M, 4.750% Perpetual*	10,000	94,000			10,000	94,000
Fannie Mae, Series N, 5.500% Perpetual*	10,000	100,000			10,000	100,000
		242,650		-		242,650

TOTAL PREFERRED STOCKS		264,901		-		242,650

EXCHANGE TRADED FUNDS

Government
SPDR Bloomberg Barclays 1-3 Month T-Bill ETF			64,844	5,941,656	64,844	5,941,656
International
SPDR Portfolio Developed World ex-US ETF			37,814	905,267	37,814	905,267
Vanguard FTSE Developed Markets ETF			26,997	900,080	26,997	900,080
		-		1,805,347		1,805,347
Large Cap
iShares Russell 1000 Growth ETF			4,317	650,356	4,317	650,356
iShares Russell 1000 Value ETF			6,500	644,670	6,500	644,670
SPDR Portfolio Large Cap ETF			97,801	2,958,480	97,801	2,958,480
SPDR S&P 500 ETF Trust			3,332	858,823	3,332	858,823
		-		5,112,329		5,112,329

TOTAL EXCHANGE TRADED FUNDS		-		12,859,332		12,859,332

MONEY MARKET FUND
Fidelity® Investments Money Market Government Portfolio - Institutional Class 0.30%**	2,458,887	2,458,887			2,458,887	2,458,887
Federated Government Obligations Fund, Institutional Class 0.18%**			1,028,633	1,028,633	1,028,633	1,028,633

TOTAL MONEY MARKET FUNDS		2,458,887		1,028,633		3,487,520

TOTAL INVESTMENTS		25,439,145		13,887,965		39,304,859
Other assets, net of liabilities		55,552		11,354	(60,000)	6,906
NET ASSETS		$ 25,494,697		$13,899,319	$ (60,000)	$ 39,311,765

* Non-income producing
** Effective 7 day yield as of March 31, 2020
ADR - Security represented is held by the custodian bank in the form of American Depositary Receipts.

See Notes to Financial Statements

13

Ms. Mindy Rotter
Ms. Allison White
U.S. Securities and Exchange Commission
November 10, 2020

UNION STREET PARTNERS VALUE FUND
PRO-FORMA CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
March 31, 2020 (unaudited)
	Union Street Partners Value Fund	Mission-Auour Risk Managed Global Equity Fund		pro forma adjustments		Union Street Partners Value Fund Pro Forma Combined
ASSETS

Investments at fair value*	$ 25,439,145	$ 13,887,965				$ 39,327,110
Receivable for capital stock sold	4					4
Dividends and interest receivable	28,241	5,620				33,861
Due from advisor	-	18,376
Tax reclaims receivable	-	16,617				16,617
Prepaid expenses	39,563	27,964				67,527
TOTAL ASSETS	25,506,953	13,956,543		0		39,445,119

LIABILITIES
Payable for securities purchased		44,538				44,538
Accrued 12b-1 fees	-	6,522				6,522
Accrued administrative, accounting and transfer agent fees	2,813	3,693				6,506
Other accrued expenses	465	2,471		60,000	[1]	62,936
TOTAL LIABILITIES	12,256	57,224		60,000		129,480

NET ASSETS	$ 25,494,697	$ 13,899,319		$ (60,000)		$ 39,315,639
Net Assets Consist of :
Paid-in-capital	$ 19,962,998	$ 14,645,237				34,608,235
Distributable earnings (deficit)	5,531,699	(745,918)		(60,000)		4,725,781
Net Assets	$ 25,494,697	$ 13,899,319		$ (60,000)		$ 39,334,016

NET ASSET VALUE PER SHARE
Advisor/Institutional Class Shares:
Net Assets	$ 15,466,458	$ 4,813,409		$ 9,049,511	[1]	$ 29,329,378
Shares Outstanding (unlimited number of shares of beneficial interest authorized without par value)	1,036,556	199,190		730,030	[2]	1,965,776
Net Asset Value and Offering Price Per Share	$ 14.92	$ 24.16				$ 14.92

Class A Shares:
Net Assets	$ 2,617,770	$ 9,062,653		$ (9,068,814)	[1]	$ 2,611,609
Shares Outstanding (unlimited number of shares of beneficial interest authorized without par value)	176,474	376,382	[3]	(376,753)	[2]	176,103
Net Asset Value and Offering Price Per Share	$ 14.83	$ 24.08				$ 14.83

Class C/Class Z Shares:
Net Assets	$ 7,410,469	$ 23,256		$ (40,696)		$ 7,393,029
Shares Outstanding (unlimited number of shares of beneficial interest authorized without par value)	$ 514,533	960		(2,088)	[2]	513,405
Net Asset Value and Offering Price Per Share	$ 14.40	$ 24.23				$ 14.40

* Identified cost of	$ 18,863,766	$ 14,500,807				$ 33,364,573

[1]	Adjustment reflects estimated merger costs to be incurred by the Combined Fund.
[2]	Target Fund Institutional, Class A and Class Z shares will be exchanged for Survivor Fund Advisor Class shares.
[3]	Includes 2,454.762 investor class shares that were redeemed in July 2020. As of record date 10/21/2020 there are no investor class shares. For pro forma presentation they will be exchanged for Survivor Fund Advisor Class shares.

See Notes to Financial Statements

14

Ms. Mindy Rotter
Ms. Allison White
U.S. Securities and Exchange Commission
November 10, 2020

UNION STREET PARTNERS VALUE FUND
PRO-FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
For the twelve months ended March 31, 2020 (unaudited)
	Union Street Partners Value Fund	Mission Auour Risk Managed Global Equity Fund	pro forma adjustments		Union Street Partners Value Fund Pro Forma Combined

INVESTMENT INCOME
Dividends	$ 749,393	$ 356,795			$ 1,106,188
Interest	6,541	270			6,811
Total investment income	755,934	357,066			1,112,999
EXPENSES
Investment management fees	308,203	103,366	68,911	[1]	480,479
Rule 12b-1 and servicing fees
Class A	8,784	27,108	(27,108)	[5]	8,784
Class C	98,288	-			98,288
Recordkeeping and fund administrative services	30,345	34,802	(12,000)	[2]	53,147
Accounting fees	20,701	26,154	(12,000)	[2]	34,855
Custody fees	2,827	4,994	(1,200)	[2]	6,621
Transfer agent fees	10,288	28,027	(12,000)	[2]	26,315
Professional fees	47,299	51,502	(51,502)	[2]	47,299
Filing and registration fees	27,850	37,704	(2,500)	[2]	63,054
Trustees fees	5,279	4,595	(1,331)	[2]	8,543
Compliance fees	6,987	7,031	(1,743)	[2]	12,275
Shareholder services and reports	19,783	24,764	(15,000)	[2]	29,547
Shareholder servicing
Advisor/Institutional Class	9,830	5,087			14,916
Class A	648	23,484			24,132
Class C	3,403	-			3,403
Insurance	2,449	1,998	(1,500)	[2]	2,947
Other	12,846	15,718	60,000	[3]	88,563
Total expenses	615,809	396,334	(8,973)		1,003,169
Management fee waivers and reimbursed expenses	(87,862)	(154,102)	(53,535)	[4]	(295,499)
Net expenses	527,947	242,232	(62,508)		707,670
Net investment income (loss)	227,987	114,834	62,508		405,329

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss) on investments	(407,697)	(126,197)			(533,894)
Net increase (decrease) in unrealized appreciation (depreciation) of investments	(3,665,653)	(1,118,669)			(4,784,322)
Net realized and unrealized gain (loss) on investments and related transactions	(4,073,351)	(1,244,866)	0		(5,318,216)
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ (3,845,364)	$ (1,130,032)	$ 62,508		$ (4,912,888)

[1] Adjustment reflects the investment advisory fee of the Union Street Partners Value Fund.
[2] Adjustment reflects elimination of duplicative costs.
[3] Adjustment reflects estimated merger costs to be incurred by the Combined Fund.
[4] Adjustment to fee waivers reflects the expense limitation of the Union Street Partners Value Fund.
[5] Adjustment to reflect A shares to be exchanged into Advisor shares with no 12b-1 fee.

15

Ms. Mindy Rotter
Ms. Allison White
U.S. Securities and Exchange Commission
November 10, 2020

Note 1 — Reorganization and Significant Accounting Policies

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Mission-Auour Risk Managed Global Equity Fund (the “Target Fund”) into the Union Street Partners Value Fund (the “Survivor Fund”) pursuant to an Agreement and Plan of Reorganization (the “Reorganization”) as if the Reorganization occurred on March 31, 2020.

Basis of Pro Forma

The Reorganization is expected to be accounted for as a tax-free reorganization for federal income tax purposes; therefore, no gain or loss will be recognized by the Survivor Fund or its shareholders as a direct result of the Reorganization. The Target Fund and the Survivor Fund are both registered open-end management investment companies. The Reorganization would be accomplished by the acquisition of all of the assets and the assumption of all of the liabilities of the Target Fund by the Survivor Fund in exchange for shares of the Survivor Fund, followed by the distribution of such shares to Target Fund shareholders in complete liquidation and termination of the Target Fund. The Target Fund Class A, Institutional and Class Z shareholders would have received 931,589 of Advisor shares of the Survivor Fund had the Reorganization occurred on March 31, 2020.

In accordance with accounting principles generally accepted in the United States of America (“GAAP”), for financial reporting purposes, the historical cost basis of the investments received from the Target Fund will be carried forward to align ongoing reporting of the realized and unrealized gains and losses of the Surviving Fund with amounts distributable to shareholders for tax purposes.

Fund	Net Assets	As of Date
Mission-Auour Risk-Managed Global Equity Fund (Target Fund)	$13,899,319	March 31, 2020
Union Street Partners Value Fund (Survivor Fund)	$25,494,697	March 31, 2020
Union Street Partners Value Fund (Pro Forma Combined Fund)	$39,334,016	March 31, 2020

Accounting Estimates

In preparing financial statements in accordance with GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Note 2 — Pro Forma Expense Adjustments and Reorganization Costs

The Pro Forma Combined Fund financial information reflects adjustments made to annual expenses as if the Reorganization had taken place on March 31, 2020. The pro forma information has been derived from the books and records used in calculating daily net asset values of the Target Fund and Survivor Fund and has been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect this information. No significant pro forma effects are expected to result from the Reorganization. The costs of the Reorganization will be borne by the Survivor Fund and the estimated cost is approximately $60,000.

No significant accounting policies will change as a result of the Reorganization, specifically policies regarding security valuation or compliance with Subchapter M of the Internal Revenue Code of 1986, as amended. No significant changes to any existing contracts of the Survivor Fund are expected as a result of the Reorganization.

16

Ms. Mindy Rotter
Ms. Allison White
U.S. Securities and Exchange Commission
November 10, 2020

Note 3 — Accounting Survivor

The Survivor Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition, strategies, investment objective, expense structure and policies/restrictions of the Survivor Fund.

Note 4 — Capital Loss Carryforwards

As of March 31, 2020, the Target Fund has a capital loss carryforward of $79,982 which may be carried forward indefinitely and retains the character of short-term capital loss. As of March 31, 2020, the Survivor Fund has a capital loss carryforward of $563,740, which may be carried forward indefinitely, of which $251,915 is considered long-term and $311,825 is considered short-term.

17